UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


PROCESSING
RECEIVED
JUN 2 0 2003
SEC MAIL
SECTION
WASH., D.C.


03023781

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Salient 3 Communications, Inc.	0000740763
Exact name of registrant as specified in charter	Registrant CIK number
2002 Form 10-K FOR 1/3/03	0-12588
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED
JUN 23 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By The Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reading, State of Pennsylvania, on June 20, 2003.

Salient 3 Communications, Inc.
Registrant

By: 
P. H. Snyder
Senior Vice President and
Chief Financial Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 10-K/A No. 1

AMENDMENT TO APPLICATION OR REPORT

FILED PURSUANT TO SECTION 12, 13 OR 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

SALIENT 3 COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

AMENDMENT NO. 1

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for 2002 as set forth in the pages attached hereto:

Exhibit 99.1: Annual Report on Form 11-K, pursuant to Section 15(d) of the Securities Exchange Act of 1934, of the Stock Purchase Program for Employees of Salient 3 Communications, Inc. and its Subsidiaries.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

SALIENT 3 COMMUNICATIONS, INC.

By: 

P. H. Snyder
Senior Vice President and
Chief Financial Officer

DATE: June 20, 2003

This report consists of 13 pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2002

Stock Purchase Program for Employees of

SALIENT 3 COMMUNICATIONS, INC.

and Its Subsidiaries
(Title of Plan)

SALIENT 3 COMMUNICATIONS, INC.

P.O. Box 1498

Reading, Pennsylvania 19603
(Name of issuer of securities
and mailing address of principal
executive office)

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF
SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

All other schedules not listed above are omitted because they are not required, are not applicable, or the required information is given in the Financial Statements or notes thereto.

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Financial Statements (Unaudited)

December 31, 2002 and 2001

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Table of Contents

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Statements of Net Assets Available for Benefits (Unaudited)

December 31, 2002 and 2001

	2002	2001
Investments, at fair value:		
Salient 3 Communications, Inc. Common Stock	$ 14,767	$ 22,837
Merrill Lynch Retirement Reserves Money Fund	499,701	566,409
Income receivable	13,823	12,622
Net assets available for benefits	$ 528,291	$ 601,868

See accompanying notes to financial statements.

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Statement of Changes in Net Assets Available for Benefits (Unaudited)

Year Ended December 31, 2002

Increases:	
Investment income	$ 9,977
Net appreciation in fair value of common stock	5,691
	15,668
Decreases:	
Distributions to participants	89,245
	(73,577)
Net assets available for benefits:	
Beginning of year	601,868
End of year	$ 528,291

See accompanying notes to financial statements.

1. Description of Plan

The following description of the Stock Purchase Program for Employees of Salient 3 Communications, Inc. and its Subsidiaries (the Plan) provides only general information about the Plan's operations prior to its termination. Participants should refer to the Plan document for a more complete description of the Plan's provisions. See note 2 for a discussion of the Plan termination.

(a) General

The Plan is a trusteed employee stock bonus plan covering substantially all salaried employees of Salient 3 Communications, Inc. (STCI) and participating subsidiaries (the Company). The Plan was adopted January 29, 1971, for the purpose of allowing eligible employees of the Company to become stockholders of STCI by acquiring shares of common stock of STCI through systematic payroll deductions matched by contributions from the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan's trust fund is administered under the terms of a trust agreement between the Company and Merrill Lynch, N.A. (the Trustee). Pursuant to the trust agreement, the Trustee maintains records of, has custody of, and invests the assets of the trust fund. The assets of the trust fund are available to cover benefits of all participants.

(b) Contributions

Each year, participants may contribute up to 5% of after-tax annual compensation, as defined by the Plan. The Company will match these contributions at rates of 75% for 1%, 62.5% for 2%, and 50% for employee contributions above 2%. Participants were no longer able to contribute to the Plan effective June 30, 2000 (note 2).

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contributions, and allocations of plan earnings and losses. Allocations are based on participant account balances, as defined.

(d) Vesting

Participants are immediately fully vested in their voluntary contributions and actual earnings thereon. Prior to July 25, 2000, the employer's contributions vested as follows:

Full years of vesting service	Vested Interest
1	20%
2	40%
3	100%

A participant whose employment is terminated for any reason other than total and permanent disability, retirement, or death shall be entitled to a benefit equal to their vested account balance. Forfeitures are used to reduce Company contributions or pay Plan expenses. If a participant is re-employed within five years following the date of termination, the participant's account will be restored to the same point in the schedule of vesting as of the date of termination. In connection with the Plan termination (note 2), all participant account balances were fully vested as of July 25, 2000.

(e) Investment Option

Contributions to the Plan are invested in the common stock of Salient 3 Communications, Inc.

(f) Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant or beneficiary will receive the value of the participant's balance based on Plan provisions. For termination of service due to other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution. Prior to June 30, 2000, all distributions were made in STCI Class A common stock, and fractional shares were settled in cash. In connection with the Plan termination (note 2), distributions will be made in the form of Class A common stock and cash on a pro rata basis using the Plan's investment mix.

(g) Withdrawals

An active participant may withdraw funds from his or her account once every six months subject to the consent of the Plan's administrative committee and Internal Revenue Code limitations. Prior to June 30, 2000, distributions were made in STCI Class B common stock if the participant was an active employee at the time of distribution. In connection with the Plan termination (note 2), distributions will be made in the form of Class A common stock and cash on a pro rata basis using the Plan's investment mix.

(h) Administration of the Plan

The Company has been designated as the Plan Administrator of the Plan for ERISA purposes. The board of directors of the Company has appointed Merrill Lynch, N.A. to manage the assets of the Plan and to provide certain record-keeping services.

The Company pays all administrative expenses of the Plan. In 2001 and 2002, the Company utilized forfeitures to pay the Plan expenses (note 3).

2. Plan Termination

On April 17, 2000, the board of directors of Salient 3 Communications, Inc. adopted a Plan of Dissolution and Liquidation for STCI (the Dissolution Plan). Under the Dissolution Plan, STCI will be liquidated by (i) the sale of its noncash assets; (ii) the payment of or providing for all of its claims, obligations, and expenses; (iii) the pro rata distribution of assets, primarily cash, to the stockholders; and (iv) if required, the distribution of assets to one or more liquidating trusts established for the benefit of the stockholders. The Dissolution Plan was approved by stockholders on July 21, 2000, and STCI filed a Certificate of Dissolution with the state of Delaware on August 11, 2000.

As a result of adopting the Dissolution Plan, STCI and its subsidiaries discontinued both employee and employer contributions to the Plan effective June 30, 2000. In addition, all shares in the Plan were converted to STCI Class A common stock and all accounts were fully vested on July 25, 2000. On February 25, 2002, STCI submitted Internal Revenue Service (IRS) Form 5310, Application for Determination for Terminating Plan. In a letter dated November 5, 2002, the IRS informed the Company that the termination of the Plan does not affect its qualification for federal tax purposes. It is expected that final distribuion of assets remaining in the Plan will take place during 2003.

On September 8, 2000, December 14, 2001 and December 30, 2002, STCI paid liquidating distributions of $12.00 per share, $2.00 per share and $.50 per share, respectively, on all outstanding shares of Class A and Class B common stock. Proceeds of these distributions which were received by the Plan were invested in shares of the Merrill Lynch Retirement Reserves Money Fund pending distribution of participant accounts.

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Notes to Financial Statements (Unaudited), continued
December 31, 2002 and 2001

3. Summary of Significant Accounting Policies

(a) Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value for the common stock is based upon the closing price of Class A common stock of STCI as quoted in the Nasdaq Stock Market prior to June 7, 2001 and the OTC Bulletin Board after that date. Purchases and sales are reflected on a trade date basis. The cost of securities sold is determined using the average cost method.

The Merrill Lynch Retirement Reserves Money Fund, a common/collective trust, is valued based upon the underlying value of investments in the trust.

(d) Contributions

Employee contributions and employer matching contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Effective June 30, 2000, both employee and employer contributions were discontinued (note 2).

(e) Payment of Benefits

Benefits are recorded when paid. As of December 31, 2002 and 2001, there were no amounts allocated to participants who have elected to withdraw funds but were not paid.

(f) Forfeitures

Forfeitures are used to reduce employer contributions or pay Plan expenses. As of December 31, 2002 and 2001, forfeitures of $144,188 and $140,721, respectively, were available for use by the Company. During 2002 and 2001, respectively, the Company used $910 and $24,686 of forfeitures to pay Plan expenses. Upon Plan termination, the Company anticipates allocating any remaining forfeitures to the accounts of Plan participants up to the limits of Section 415 of the Internal Revenue Code, and any remaining amounts will be returned to the Company.

(g) Risks and Uncertainties

The Plan's investment in STCI common stock is exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2002 and June 9, 2003, the market value of the Company's stock was $0.70 and $0.82 per share, respectively.

4. *Investment in Common Stock of Salient 3 Communications, Inc.*

The investment in the common stock of STCI is comprised of the following shares:

	2001	2002
STCI common stock:		
Class A	21,096	23,543
Class B	--	--
	21,096	23,543

The Class A and Class B common stock are identical except that Class A shares do not have voting privileges. Class B common stock may only be held by directors of STCI, active employees of STCI or its subsidiaries and certain trusts for the exclusive benefit of such employees, and they may not sell or transfer such shares without first offering the shares to STCI at the actual price at which the holder proposes to sell such shares to anyone else.

5. Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated November 5, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, there is no provision for taxes in the accompanying financial statements.

Schedule 1
EIN: 23-2280922
PIN: 002

STOCK PURCHASE PROGRAM FOR EMPLOYEES OF SALIENT 3 COMMUNICATIONS, INC. AND ITS SUBSIDIARIES

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

As of December 31, 2002

Description of Investment	Number of Shares	Cost	Market Value
Salient 3 Communications, Inc. Common Stock - Class A	21,096	$ - *	$ 14,767
Merrill Lynch Retirement Reserves Money Fund	499,701	499,701	499,701
		$ 499,701	$ 514,468

* Information not available from Trustee.